Exhibit (a)(5)

The following FAQs were posted on Genentech’s intranet website.

Employee FAQ

Q1. What is the special committee’s recommendation with respect to Roche’s tender offer?

A1. The special committee unanimously recommends that you reject Roche’s offer and not tender your shares into the Roche offer. You do not need to take any action if you wish to follow the special committee’s recommendation to reject the tender offer.

Q2. What about my stock options?

A2. Only shares you own outright (e.g. Employee Stock Purchase shares or exercised options) can be tendered in the offer. If you do not wish to tender your shares, you do not need to take any action with respect to your stock options. If you wish to tender your vested stock options, you must exercise your stock options by paying the exercise price in cash. Unvested stock options may not be exercised and therefore may not be tendered. Please note that if you exercise options and Roche does not complete the tender offer and purchase the tendered shares, you cannot rescind (or “undo”) the exercise and your shares will be returned to you by Roche.

Q3. Is taking no action the same as rejecting the Roche offer?

A3. Yes. You do not need to take any action if you wish to follow the special committee’s recommendation to reject the tender offer.

Q4. When is Roche’s tender offer set to expire? When will we find out if the tender offer is extended?

A4. Roche’s tender offer is scheduled to expire on March 12, 2009 at 12:00 midnight EST. Roche may extend its offer at any time; the latest it may do so is 9:00am EST on March 13, 2009, the morning after the scheduled expiration of the tender offer.

Q5. Can Roche change its offer? What happens if Roche changes their offer?

A5. Yes. Roche can amend its offer at any time or waive any of the conditions to the offer other than the “Majority of the Minority” condition. However, Roche must keep the tender offer open for specified periods following an amendment or a waiver – for example, in the case of a change to the offer price, at least 10 additional business days from the date that Roche makes such a change.

Q6. Is there a way we can track how many shares are being tendered?

A6. No. Roche is required to announce how many shares have been tendered by 9:00am EST on March 13, 2008, the day after the scheduled expiration of the offer, or if Roche extends the offer.

Q7. What happens if Roche obtains a majority of the minority of the outstanding shares but less than 90% ownership? Can Roche increase its Board representation?

A7. If Roche obtains a majority of the minority of outstanding shares, but less than 90% ownership, it is not obligated to, and has not said it would complete a merger or acquire additional shares after the completion of the tender offer. At its election, Roche is entitled to representation on Genentech’s Board of Directors proportional to its ownership interest in the Company’s shares. However, all Genentech directors owe fiduciary duties to all stockholders of Genentech. Roche has stated that it intends to exercise its right to proportional representation on the Board of Directors if it purchases Genentech shares in the offer. (For more information, please see “Composition of Board of Directors” under Item 3 Past Contacts, Transactions and Agreements, pages 4-5 of the Schedule 14D-9)

Q8. What happens if Roche obtains enough shares of Genentech to have 90% or more ownership of Genentech?

A8. The Affiliation Agreement requires Roche to complete a short form (or “second-step”) merger as soon as reasonably practical if it owns more than 90% of all of the shares of Genentech for more than 60 days to cash out the remaining Genentech stockholders. Roche must comply with the “Merger Provisions” of the Affiliation Agreement described in the Schedule 14D-9.

Roche has stated that it intends to consummate, as soon as reasonably practicable after it acquires 90% of all of the shares of Genentech, a second-step merger with Genentech. (For more information, please see “Business Combinations with Roche” section under Item 3 Past Contacts, Transactions, Negotiations and Agreements, page 2 of the Schedule 14D-9)

Q9. If Roche completes a merger, what happens to my unvested options?

A9. Roche stated that it is its current intention is to accelerate all unvested stock options at the time of a merger; however, Roche can change its decision so long as it continues to comply with the Affiliation Agreement.

The Affiliation Agreement between Genentech and Roche provides that in the event of any merger of Genentech with Roche, at the election of Roche, each unvested option outstanding under any of the Company’s option plans can:

•	be accelerated so that each option shall be exercisable immediately prior to such merger for the full number of shares covered by such option;

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become exchangeable upon such merger for deferred cash compensation (vesting on the same schedule as the shares covered by the option) having a value equal to the product of the number of shares covered by the option and the amount which Roche, in its reasonable judgment, considers to be equivalent in value to the consideration per share received by holders of the shares other than Roche and its affiliates in the merger, minus the exercise price per share of such option; or

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be cancelled in exchange for a replacement option to purchase stock of the surviving corporation or any successor thereto in any such merger with the terms of such options to provide value equivalent, in the reasonable discretion of Roche, to that of the cancelled option.

Q10. How will acceleration of stock options affect my retention bonus?

A10. The retention program states the following:

If Genentech has not completed a merger with Roche by June 30, 2009, then the cash retention bonus will be paid on June 30, 2009 to all eligible employees who remain employed by the company at that time.

If Genentech merges with Roche on or prior to June 30, 2009, the cash retention bonus will be paid as follows:

•	If less than 100% of outstanding unvested stock options are accelerated, employees will receive 100% of the retention bonus upon completion of the merger.

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If 100% of outstanding unvested stock options accelerate in connection with the merger, employees will receive 50% of the retention bonus at completion of the merger and 50% one year after the completion of the merger. However, if, following a merger with Roche (or an affiliate of Roche), an eligible employee is involuntarily terminated without “cause” or voluntarily resigns for “good reason” (within three months of the initial existence of the condition or event that constitutes “good reason”), the cash retention bonus will be paid to the employee as soon as practical following termination.

Q11. What has management’s role been in the discussions? How has the special committee engaged with management to gather information and data?

A11. Management has been actively involved in providing information to the special committee when asked. The special committee asked management to prepare the 2008 Financial Plan and set the parameters/guidance with respect to the 2008 Financial Plan. Management reviewed the 2008 Financial Plan in detail with the special committee on several occasions.

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